March 11, 2013

Canyon Copper Corp.
Suite 408, 1199 West Pender Street
Vancouver, BC
V6E 2R1

Dear Sir/Madam:

Re:	Canyon Copper Corp. (the “Company”)
Form S-4 Registration Statement (the “Registration Statement”)
Filed with the Security and Exchange Commission – March 2013

I confirm that we have acted as Canadian tax counsel to the Company in connection with the above-noted matter. In particular, we have assisted in the preparation of the disclosure set out in the Registration Statement relating to the Canadian federal income tax consequences to the Company and its shareholders in respect of the change of the corporate jurisdiction of the Company from the State of Nevada to the Province of British Columbia (the “Continuation”).

Having regard to the assumptions and restrictions set out in the disclosure within the Registration Statement relating to the “Material Canadian Income Tax Consequences”, it is our opinion that such disclosure accurately reflects the principal Canadian federal income tax consequences of the Continuation.

This opinion is intended solely for the benefit of the Company and for the purpose of inclusion as an exhibit to the Registration Statement. It may not be relied upon for any other purpose or by any other person or entity, and may not be made available to any other person or entity without our prior written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the use of our name in the Registration Statement in connection with references to this opinion and the tax consequences of the Continuation.

Yours truly,

THORSTEINSSONS LLP

Per: “Richard B. Wong”
Richard B. Wong